Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 26, 2013, with respect to the consolidated financial statements and schedule of Apple REIT Six, Inc., and the effectiveness of internal control over financial reporting of Apple REIT Six, Inc., included in the Proxy Statement of Apple REIT Six, Inc. and the Prospectus of BRE Select Hotels Corp that is made a part of the Amendment No. 2 to the Registration Statement (Form S-4 No. 333-186090) for the registration of 97,032,856 shares of BRE Select Hotels Corp’s 7% Series A Cumulative Redeemable Preferred Stock in connection with the merger transaction between BRE Select Hotels Corp and Apple REIT Six, Inc.

/s/ Ernst & Young LLP

Richmond, Virginia

March 25, 2013